             September 11, 2013

VIA EDGAR TRANSMISSION

Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628
Fax Number: (703) 813-6963

Re:	Vale S.A. - Form 20-F for the Fiscal Year Ended December 31, 2012 Filed April 2, 2013 File No. 001-15030 Response to Staff Comment Letter dated August 27, 2013

Dear Ms. Jenkins:

By letter dated August 27, 2013, you provided certain comments on the annual report on Form 20-F of Vale S.A. (the “Company,” “Vale” or “we”) for the year ended December 31, 2012 (the “2012 Form 20-F”).  This letter sets forth our responses to these comments.  For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Form 20-F for the Fiscal Year Ended 2012

Note 5 to Consolidated Financial Statements – Major acquisitions and divestitures, page F-19

Comment 1:

We note your response to comment three of our letter dated July 10, 2013 and it appears to us that you believe the fiscal 2012 adjustment to the tax basis of the assets was the result of the fiscal 2010 acquisition with a third party; it could not be recognized until the legal merger took place during fiscal 2012, but it was not the legal merger that resulted in the adjustment in the tax basis.  Please advise us of the following:

•
Confirm our understanding that the fiscal 2010 acquisition and the fiscal 2012 legal merger were two separate and distinct transactions; and that the tax basis would not have changed in fiscal 2012 without the legal merger taking place.

•
Further explain to us why you believe that it was not the fiscal 2012 legal merger of Vale Fertilizantes into Naque that resulted in the adjustment in the tax basis.  In this regard, it appears to us that the legal merger transaction “resulted in increasing the tax basis of the acquired assets, eliminating the differences between the financial reporting amounts and tax basis” and that “the change in tax basis ... was only recognized for tax purposes at the time of the legal merger.”

Response:

In 2010, Vale engaged in a business combination (the “2010 business combination”) that resulted in a deferred tax liability. The 2010 business combination was not entered into in contemplation of a future merger into Naque, which would have been inconsistent with Vale’s plans for the fertilizer business, and accordingly the Company did not consider such a merger in determining the purchase price allocation.

In 2012, an indirect wholly-owned subsidiary of Vale merged into its parent, also an indirect wholly-owned subsidiary of Vale (the “2012 upstream subsidiary merger”), resulting on a consolidated basis in the reduction of the deferred tax liability. Under US GAAP, as codified in FASB ASC 740, unless there is a specific requirement to record an item to shareholder’s equity, a change in deferred tax balance is recorded as part of income. There is nothing in the accounting literature, as explained below, that would result in this item being recorded directly to equity. It is quite common for an issuer to have an impact on the deferred tax provision when an upstream subsidiary merger takes place. What is unusual in this situation is the magnitude of the impact, which is why Vale clearly disclosed this item in the effective rate reconciliation and discussed it in MD&A. If after reading this response the Staff still has additional questions, we would be glad to schedule a call to discuss this matter.

•
Confirm our understanding that the fiscal 2010 acquisition and the fiscal 2012 legal merger were two separate and distinct transactions; and that the tax basis would not have changed in fiscal 2012 without the legal merger taking place.

We confirm that the 2010 business combination and the 2012 upstream subsidiary merger were two separate and distinct transactions, as described below. The 2010 business combination was not entered into in contemplation of the 2012 upstream subsidiary merger. We also confirm that if the 2012 upstream subsidiary merger had not taken place, the tax basis of the assets acquired in the 2010 business combination would not have changed, and consequently the net deferred tax liability would not have changed either.

The 2010 business combination

The 2010 business combination, in which Vale’s subsidiary Naque acquired companies from third parties, was part of Vale’s strategy to increase its participation in the fertilizer market. The acquisition was accounted for as a business combination as defined by ASC 805-10-15-3. Therefore, the purchase price allocation method was applied and certain assets were stepped up to their fair values in Vale’s consolidated financial statements, primarily consisting of property, plant and equipment, mineral rights and inventories. Stepping up those assets to their fair values upon acquisition created a difference between book values and tax basis, because the tax basis of the assets acquired did not change as a result of the 2010 business combination. Following the guidance in ASC 850-740-30-1 and ASC 740-10-05-7, Vale recorded deferred tax liabilities on those differences.

As described in our letter dated August 14, 2013, at the time of the 2010 business combination, Vale’s strategy was to create a stand-alone fertilizer business with outside investors. The simplified diagram below schematically illustrates the 2010 business combination:

Illustrations 1 and 2 below provide a simplified illustration of the effects of an acquisition similar to the 2010 business combination:

Illustration 1: Before the Acquisition

	Book values(1)	Tax basis	Temporary differences	Deferred taxes
Assets	1,000	1,000	-	-
Liabilities	800	800	-	-
Equity	200	200	-	-

(1) Income tax rate in Brazil is 34%.

Illustration 2:  After the Acquisition

	Book values(1)	Tax basis	Temporary differences	Deferred taxes(2)
Assets	1,300	1,000	300	102
Liabilities	800	800	-	-

		Net deferred tax liability(3)		102

(1) New book values after purchase price allocation.
(2) Income tax rate in Brazil is 34%.
(3) Increase in deferred tax liability results in an increase in goodwill.

The 2012 upstream subsidiary merger

In the 2012 upstream subsidiary merger, the businesses acquired in the 2010 business combination were merged into the legal entity that acquired them. The 2010 business combination was not entered into in contemplation of the 2012 upstream subsidiary merger. Our previous letter explained in detail the intervening change in Vale’s plans for its fertilizer business that preceded the 2012 upstream subsidiary merger.

In accordance with Brazilian tax law, the tax basis of assets and liabilities acquired by an entity that legally merges into another are stepped up to their book values. Therefore, at the time of the 2012 upstream subsidiary merger, the tax basis of the assets Naque acquired in the 2010 business combination were stepped up to their book values. No deferred tax liability was required, because this step-up removed the temporary differences between the tax basis and book values, following the guidance in ASC 740-10-30-4. As a result, the deferred tax liability that was created at the time of the 2010 business combination had to be reversed—Vale had to debit the deferred tax liability.  As the measurement period had ended, Vale concluded that it would not be appropriate to record the credit to goodwill as a purchase accounting adjustment.  As described above, under FASB ASC 740, a change in the deferred tax balance is recorded in the income statement unless there is a specific requirement to record it directly to equity.  In this situation, there is nothing in ASC 740 to indicate that it should have been recorded directly to equity.

The diagram below illustrates the 2012 upstream subsidiary merger:

Illustration 3 below provides a simplified illustration of the effects on the entity described in Illustrations 1 and 2 of a legal merger similar to the 2012 upstream subsidiary merger:

Illustration 3:  After the Legal Merger

	Book values(1)	Tax basis(2)	Temporary differences	Deferred taxes
Assets	1,300	1,300	-	-
Liabilities	800	800	-	-

		Net deferred tax liability		-

(1) New book values after purchase price allocation.
(2) New tax basis upon legal merger.

•
Further explain to us why you believe that it was not the fiscal 2012 legal merger of Vale Fertilizantes into Naque that resulted in the adjustment in the tax basis.  In this regard, it appears to us that the legal merger transaction “resulted in increasing the tax basis of the acquired assets, eliminating the differences between the financial reporting amounts and tax basis” and that “the change in tax basis ... was only recognized for tax purposes at the time of the legal merger.”

As described above, the 2012 upstream subsidiary merger resulted in the update of the tax basis of the assets acquired in the 2010 business combination. The 2012 upstream subsidiary merger was a separate and distinct transaction from the 2010 business combination. It occurred following a change in Vale’s strategy for its fertilizer business, and the adjustment in the tax basis was made only after the 2012 upstream subsidiary merger.

Comment 2:

We note in your response under the third bullet point of comment three of our letter dated July 10, 2013 that the guidance in ASC 740-20-45-11(g) deals with all changes in tax bases of assets and liabilities as a result of transactions among or with shareholders, but that this was not a transaction among or with shareholders.  Given that the fiscal 2012 legal merger transaction was a reorganization of entities under common control; and that this transaction resulted in increasing the tax basis of the previously acquired assets and eliminating the differences between the financial reporting amounts and tax basis, please further explain to us why you believe the legal merger was not a transaction among or with shareholders and why the guidance in ASC 740-20-45-11(g) does not apply to the change in tax basis resulting from the legal merger.

Response:

See our response to Comment 3 below regarding a reorganization of entities under common control.

In our view, ASC 740-20-45-11(g) applies in situations as a result of transactions among or with external shareholders of a company. The 2012 upstream subsidiary merger was not a transaction among or with shareholders of Vale, but rather an internal reorganization of wholly-owned subsidiaries within Vale.  Therefore, we do not believe that the guidance in ASC 740-20-45-11(g) applies.

One example of a transaction with or among external shareholders of a company is the preparation of financial statements for a spin-off transaction, when an intra-entity sale may occur to transfer specific assets (e.g., fixed assets or intangible assets) to an entity that will eventually be spun off (the transferee). When the spin-off occurs, the acquired asset will be recorded at predecessor basis in the separate financial statements of the transferee. A basis difference on the acquired asset would exist (historical cost for book purposes versus fair value of the asset for tax purposes).

ASC 740-20-45-11(g) could be applicable to the stand-alone financial statements of the subsidiaries of Vale.  The accounting in such financial statements would be different from the consolidated financial statements of Vale.  Again,  FASB ASC 740-20-45-11(g) only involves transactions among or with external shareholders—not when the transaction is entirely with the consolidated group.

Comment 3:

We note in your response under the third bullet point of comment three of our letter dated July 10, 2013 that you do not believe paragraphs 270-272 of FAS 109, by analogy, are applicable to the Company’s specific fact pattern as those paragraphs of FAS 109 discuss a pooling of interest – i.e., not a change in book basis but a change in tax basis.  Given that the fiscal 2012 legal merger transaction was a reorganization of entities under common control; and that this transaction resulted in increasing the tax basis of the previously acquired assets and eliminating the differences between the financial reporting amounts and tax basis, please further explain to us why the guidance in paragraphs 270- 272 of FAS 109, by analogy, are not applicable to the change in tax basis resulting from the legal merger.

Response:

Although the entities involved in the 2012 upstream subsidiary merger were wholly-owned subsidiaries of Vale, it should not be analyzed as a reorganization of entities under common control.  That term is generally used to describe a change in the reporting entity.  For example, where two entities A and B are controlled by the same top parent company, if B is merged into A, then the financial statements of A would reflect the combined results of A and B.  In our situation, the financial statements under discussion are not those of A, but of the top parent company.  The 2012 upstream subsidiary merger was simply a merger of wholly-owned subsidiaries of Vale.  There was no change in the entities that comprise Vale.  As described in our response to Comment 2 above, there can be differences in accounting between the financial statements of a subsidiary and the consolidated financial statements of the parent.

We do not believe that the 2012 upstream subsidiary merger is analogous to transactions involving a pooling of interests, because those transactions result in the creation of a different reporting entity. The 2012 upstream subsidiary merger did not lead to a change in reporting entity from the perspective of Vale, the top parent company. However, if we are going to analogize to a pooling of interest, we would look to the guidance in paragraph 272 of SFAS 109, which states the following:

A taxable business combination may sometimes be accounted for by the pooling-of-interests method. The increase in the tax basis of the net assets acquired results in temporary differences. The deferred tax consequences of those temporary differences are recognized and measured the same as for other temporary differences. As of the combination date, recognizable tax benefits attributable to the increase in tax basis are allocated to contributed capital. Tax benefits attributable to the increase in tax basis that become recognizable after the combination date (that is, by elimination of a valuation allowance) are reported as a reduction of income tax expense.

We believe what would be analogous is that at the time of the 2010 business combination, the offsetting debit to the deferred tax liability was not included in income, but rather was recorded as an increase in goodwill. Consistent with this guidance, the later adjustment (i.e., at the time of the 2012 upstream subsidiary merger) is reported as a reduction of income tax expense.

Note 12 to Consolidated Financial Statements – Assets and liabilities held for sale, page F-26

Comment 4:

We note your response to comment five of our letter dated July 10, 2013.  We further note in footnote seven to your June 30, 2013 financial statements provided in the Form 6- K furnished on August 8, 2013 that, during the second quarter of fiscal 2013, the Company concluded the Araucária disposal transaction that was previously classified as held for sale.  Please advise us of the following:

•	Clarify whether the $298 million of net assets held for sale as of December 31, 2012 represents the carrying amount or the fair value less cost to sell.

•
Tell us whether any gains or losses were recognized in fiscal 2012 accordance with ASC 360-10-35-40 and, if so, tell us how you considered the requirements of ASC 205-20-50-1(b), 360-10-50-2 and 360-10-50-3.

•
Finally confirm to us that in future filings you will clearly disclose (1) the effects resulting from both the working capital adjustments and the intercompany payables owed by Araucária, as described in your response; and (2) any gains or losses recognized in accordance with ASC 360-10-35-40 or ASC 360-10-40-5, as applicable.

Response:

•	Clarify whether the $298 million of net assets held for sale as of December 31, 2012 represents the carrying amount or the fair value less cost to sell.

The amount of $298 million of net assets held for sale as of December 31, 2012 represents the fair value less cost to sell the Araucária operation.

•
Tell us whether any gains or losses were recognized in fiscal 2012 accordance with ASC 360-10-35-40 and, if so, tell us how you considered the requirements of ASC 205-20-50-1(b), 360-10-50-2 and 360-10-50-3.

We recognized a loss of US$114 million for Araucária in 2012. The amount was recorded within “Gain (loss) on sale of assets” in our consolidated statements of income. Considering the amount is not significant in the context of the consolidated financial statements, we did not provide the same level of disclosure provided for other impairments recorded in 2012.

•
Finally confirm to us that in future filings you will clearly disclose (1) the effects resulting from both the working capital adjustments and the intercompany payables owed by Araucária, as described in your response; and (2) any gains or losses recognized in accordance with ASC 360-10-35-40 or ASC 360-10-40-5, as applicable.

We confirm that in future filings, we will clearly disclose (1) the effects resulting from both the working capital adjustments and the intercompany payables owed by Araucária, as described in our letter dated August 14, 2013 and (2) the loss we recognized for Araucária in 2012, as described above.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2012 Form 20-F; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 20-F; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +55-21-3814-8888 or Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP at +1-212-225-2414.

Sincerely,

/s/ Luciano Siani Pires
Luciano Siani Pires
Chief Financial Officer

Cc:            Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP